Daniel E. Baron, Esq.
c/o Outside Counsel Solutions, Inc.
1430 Broadway Suite 1615
New York, NY 10018
(646) 328-0782

VIA EDGAR

September 9, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	US SolarTech, Inc.
Amendment No.3 to Registration Statement on Form S-1
Filed September 8, 2009
File No. 333-157805

Ladies and Gentlemen,

Set forth below are the responses of US SolarTech, Inc., (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 25, 2009, with respect to the Company’s Registration Statement on Form S-1 originally filed April 14, 2009, File No. 333-157805, as amended by Pre-Effective Amendment No. 1 filed on March 9, 2009, Pre-Effective Amendment No. 2 to the Registration Statement filed on August 10, 2009, and Pre-Effective Amendment No. 3 to the Registration Statement being filed simultaneously with the transmission of this letter.  (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, the paragraphs below restate the Staff’s comments and contain the Company’s responses.

Prospectus Cover Page

1.
We reissue prior comment 3. Regardless of the fact that you are in the process of retaining a market maker, the registration statement must be accurate at the time of effectiveness. As previously requested, revise the disclosure to state that the selling stockholders will sell their shares at a fixed price until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing prices or privately negotiated prices, State what the fixed price will be on the prospectus cover page and throughout your document where appropriate, and revise your plan of distribution section accordingly. We will continue to evaluate whether affiliates need to sell their shares at a fixed price throughout the duration of the offering and may have further comments.

The Company has revised the Registration Statement cover page and plan of distribution to reflect that until the Company’s common stock (“Stock”) becomes quoted on the OTC Bulletin board, the selling stockholders will sell the stock at a fixed price of $1.50 per share.  The Company maintains that affiliates should be subject to the same conditions as other selling stockholders and should not be deemed underwriters, as described in our prior responses.

2.	We note your analysis and response to prior comment 4 and 53. We will continue to evaluate this issue after you respond to our additional comments beneficial ownership later in this letter.

The Company awaits the Staff’s further comment.

Overview, page 2

3.
The copies provided in response to prior continents 13 and 41 are not legible. Please provide us with legible copies of all third-party data included in the prospectus, including third-party data that you added in this filing. We may have further comments after we review tire copies.

The Company has prepared and sent clear copies of the background materials which support the Company’s statements in the Registration Statement, marked to refer to the relevant parts of the Registration Statement.  The Company has requested confidential treatment for materials from SolarBuzz.  SolarBuzz permitted the Company to quote information from its industry report in the Registration Statement, but has required the Company to submit the report to the Staff confidentially.

4.
We note the disclosure in the sixth paragraph of this section about competitive strengths and access to your key raw material. However, you deleted from another section the reference to your access to key material as a competitive strength in response to prior comment 46. Please reconcile.

In response to the Staff’s comment, the Company has deleted reference to the availability of the Company’s key raw material from the Overview’s discussion of competitive advantages.

5.	We note your response to prior comment 15. In the fourth paragraph, please state that you have not commenced production of any products.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

The success of our business depends on the continuing efforts of key personnel, page 5

6.	We note your response to prior comment 22. Pease expand this section to disclose the duration of the consulting agreement with Mr. Wu mentioned in section 2 of exhibit 10.10.

The Company has revised the risk factor to disclose the term of Dr. Wu’s consulting engagement and the risk of early termination by Dr. Wu.

We will require substantial funds and will need to raise additional capital, page 6

7.
We note that you plan to renegotiate the terms of the warrants. You should remove warrants that are subject to renegotiation from this registration statement. You may register them at some future date after the actual terms are finalized.

In response to the Staff’s comments, the Company has removed the shares of Stock issuable upon exercise of the warrants from the Registration Statement, and has revised the selling shareholder table and other disclosure accordingly.

Because we compete in a highly competitive market, page 11

8.	We reissue prior comment 27. It does not appear that you revised the disclosure to briefly explain the nature of the risk or that you relocated the more detailed disclosure to your business section.

To briefly explain the nature of the indicated risk, the Company has deleted the detailed disclosure about specific competitors and moved the particulars to the competition section, with a clear reference to that section.  The concluding sentence in the risk factor already discloses the risk that investors could lose all or part of their investment in the event that the Company is unable to compete.

We may not have the funds necessary to redeem outstanding shares, page 18

9.
Generally it is inconsistent with section 5 of the Securities Act to renegotiate the terms of a private placement after the related securities are the subject or a resale registration statement. Please tell us how the June 15, 2009 letter agreement with Mr. Alnamlah related to the Series A Preferred Stock issued in a private placement is consistent with section 5.

The Company believes that question is no longer relevant since the main operative provision of the proposed arrangement to provide the Mr. Alnamlah with additional shares of Stock expired unexercised on August 31, 2009.  The Company has nonetheless removed the shares of Stock issuable upon conversion of the Series A Preferred Stock from the Registration Statement.

Because our directors, executive Officers and entities affiliated with them, page 20

10.
We note your response to prior comment 20. Reconcile the reference to 2%, 20% and 16% control with the disclosure in the "Principal Stockholders" section of the percentage or shares beneficially owned by Messrs. Del .1.1C:1 and Phillips and Dr. Aslami. Also tell us, with a view to disclosure, why Dr. Aslami would beneficially own 0% as mentioned in the first paragraph of this risk factor.

The risk factor referenced by the Staff did not provide percentages on a fully diluted basis while the percentages in the table did, which explains the discrepancy in Amendment No. 2 to the Registration Statement.

In light revised disclosures pursuant to the Staff’s comments, both the risk factor and the Principal Stockholder table now reflect percentages of shares beneficially owned, including shares which such individuals have the right to acquire with sixty days, disclosed in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934.

Please note that while Dr. Aslami does not own title to any shares of Stock, he has the right to acquire 308,677 shares of Stock upon conversion of accrued salary and unreimbursed expenses, as previously disclosed in the Registration Statement.   The resale of such shares is not being registered under the Registration Statement. Because he may exercise that right within 60 days, the Company has included such shares of Stock in calculating holdings for inclusion in the Principal Stockholder table.

Strategy, page 30

11.
We note your response to prior Comment 39. It is unclear how the right of payment or, $418,250 would affect the status of-silicon producing systems estimated to be operational by October 2009 and February 2009. Please disclose the reasons for the delays regarding the systems.

The referenced right of payment never affected the status of silicon producing systems.  Instead, the right provided for certain payments to be triggered at such time when silicon producing systems would be operational.  The dates provided were rough estimates, and were never intended as accurately predicted target dates.  Although those triggers remain in the historical financials, as disclosed in the “Recent Events” section, they are no longer relevant since the stockholders waived their right to payment.  The Company has nonetheless revised the “Overview” and “Business” sections to disclose that unanticipated delays in perfecting the prototype system have caused the Company to revise its forecast.

POVD Patent Litigation, page 37

12.
We note your response to prior comment 48. Please expand the last paragraph in this section to clarify that the $7.5 million claim is a general unsecured claim. We note section 2A.3 or Article 11-A of exhibit 10.2.

The description of the claim as secured with respect to J-Fiber-Gmbh (“J-Fiber”) is accurate.  Section 2A.3 of the Asset Purchase and Settlement Agreement appended as Exhibit 10.2 to the Registration Statement (the “Asset Purchase Agreement”) refers to “a general unsecured claim against the Estate…”  While this accurately describes claims as they relate to FiberCore, Inc., Section 2.1(b) of the same agreement acknowledges rights of the Company as a Secured Party.  Because the collateral securing the claim includes intellectual property held by J-Fiber, the Company’s claim as a creditor is secured with respect to J-Fiber.  The Company’s rights as a secured credit stem from the Company’s purchase of such rights from Tyco International Ltd and its affiliates, as described in the Asset Purchase Agreement.

Executive Compensation, page 45

13.	We note your response to the second bullet of prior comment 52. Please expand the third paragraph of this section to explain how "pre-incentive operating income” is determined.

The Company has revised the Registration Statement in accordance with the Staff’s comment and has included the formula for such calculation.

14.
Please provide the disclosure required by Item 402(q)(2) of Regulation S-K. For example, we note section 9 of the employment agreements with Dr. Aslami and Messrs. Deluca mid Phillips filed as exhibits 10.4, 10.5, and 10.6.

The Company has revised the Registration Statement in accordance with the Staff’s comment and included disclosure of termination and severance payments at the end of the Executive Compensation section.

Principal Stockholders, page 48

15.	We reissue prior comment 54. We note that the beneficial ownership of Mr. DeLuca and Mr. Phillips in the two tables still does not match.

The Company believes that disclosure in the principal stockholder table in Amendment No.2 to the Registration Statement was consistent with that in the selling stockholder table.

Footnote 3 to the principal stockholder table indicates that the 2,206,585 shares of Stock shown as beneficially owned by Mr. DeLuca includes 1,206,585 shares of Stock held by Mr. DeLuca directly and the 1,000,000 shares of Stock held by his wife Betty DeLuca, over which Mr. DeLuca claims beneficial ownership.

Footnote 4 to the principal stockholder table indicates that the 2,655,657 shares of Stock shown as beneficially owned by Mr. Phillips includes 252, 283 shares of Stock held by Mr. Phillips directly and the 2,403,374 shares of Stock held by CSP Associates LLC, over which Mr. Phillips claims beneficial ownership.

16.
In this table, you reflect the shares of Ariana, Inc., the Kabul Foundation, and the Aslami Children Trust in the total for beneficial ownership of the officers and directors as a group, which is inconsistent with your position that Dr. Aslami does not have beneficial ownership of the shares. Please advise.

The Company included Ariana Inc., the Kabul Foundation and Aslami Children Trust in the principal stockholder table on account of each entity’s ownership of more than 5% of the Company’s equity.  The Company has clarified disclosure to reflect its position, based on the representations of Dr. Aslami, that Dr. Aslami does not have beneficial ownership of the Stock held by such entities and has revised disclosure so that it is clear that such entities are not included in beneficial ownership of officers and directors as a group.

17.
Please revise this table using the captions in ltem 403 of Regulation S-K. This table is designed to show beneficial ownership as of the most recent practicable date and should not include captions for “before offering” and “after offering.” Also, the percent of class should be based on the amount of outstanding securities. See instruction 1 to Item 403 and revise footnote 1.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

18.
Coordinate the disclosure in this table and the selling shareholder table so investors can easily see how various entities are related to your affiliates. Also, ensure that the footnotes are relevant to this table and serve to illuminate, not confuse, the disclosure. Identify in footnotes the family trusts and foundations to which you refer.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

19.
Identify in footnotes the person or persons who have or share beneficial ownership of Ariana, Inc., the Kabul Foundation, and the Aslami Children Trust.  Explain in your disclosure that Dr. Aslami does not have or share voting and/or investment power over those shares, as represented in your response letter.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Selling Stockholders, page 51

20.
Include a column that states the amount of securities to he offered on behalf of each selling stockholder. Also disclose the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

21.	Regarding all the selling stockholders on page 51 and the first selling stockholder on page 52, we reissue prior comment 65.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

22.	We reissue prior comment 68 to disclose in the filling by footnote the natural person or persons who have voting and/or investment power for the shares held by CSP Associates LLC.

The Company has revised the Registration Statement in accordance with the Staff’s comment and included the disclosure in the footnotes to the Principal Stockholder table and the Selling Stockholder Table.

23.
Please add footnotes to disclose the natural person or persons who have voting and/or investment power for the shares held by each entity listed there, including Ariana, Inc., the Kabul Foundation and the Aslami Children Trust. Also, clarify whether there are any relationships between such persons and with you. We will continue to review your analysis after you respond to this comment.

The Company has revised the Registration Statement in accordance with the Staff’s comment and included the disclosure in the footnotes to the Principal Stockholder table and the Selling Stockholder Table.

Interim Financial Statements, page F-1

Condensed Statements of Operations page F-2

24.
In light of the fact that prior to January 1, 2009 you were a limited liability company and did not have any outstanding shares, please explain to us how you have calculated the weighted average shares outstanding and earnings per share information included herein for the six months ended June 30, 2009 and for the cumulative period from inception to June 30, 2009. Alternatively, revise to remove the earnings per share presented for these periods. In this regard, revise to separately present pro forma earnings per share information for the six months ended June 30, 2008, similar to what you have presented in Note 5 to your December 31, 2008 financial statements.

The Company has revised earnings per share disclosure in accordance with the Staff’s comment.

Statement of stockholders' Deficiency for the six months ended June 30 2009, Page F-3

25.
We note the inclusion on this statement of redeemable preferred stock. We further note that the redeemable preferred stock amounts have been appropriately excluded from the total stockholders' equity presented here. Please revise the title of this statement to indicate that the statement also includes redeemable preferred stock. In addition, please insert a solid vertical line following the amount of redeemable preferred stock to clearly distinguish between the redeemable preferred stock and the amounts that make: up the total stockholders' equity (deficiency).

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Note 2. Stockholders’ Equity (Deficiency)

26.
We note your disclosures here regarding the conversion from a limited liability company into a corporation. Please tell us and revise your disclosures to discuss how you have accounted for this conversion. In this regard, it appears that you have retroactively reflected the conversion in your December 31, 2008 financial statements presented here by reflecting amounts for common stock, additional paid-in capital and deficit accumulated during the development stage as of December 31, 2008. Please explain to us why you believe this is appropriate, citing any accounting literature you relied upon.

The Company has revised the presentation of the components of equity as of December 31, 2008 in the June 30, 2009 financial statements to be consistent with the presentation in the December 31, 2008 financial statements.  The conversion has been accounted for prospectively rather than retrospectively.

27.
Further to the above, we note from your response to prior comment 81 that you believe that the redeemable preferred stock is appropriately classified as members’ capital in your December 31, 2008 financial statements. However, we note that in connection with your presentation of the redeemable preferred stock on the June 30, 2009 balance sheet, you have reclassified the amounts as of December 31, 2008 to a liability.  Explain to us your basis for reclassifying the amounts previously classified as equity in your audited December 31, 2008 financial statements.  Clarify for us whether you believe the redeemable preferred stock should be classified as equity or liability as of December 31, 2008. As appropriate, revise the financial statements to reflect this presentation. Cite any accounting literature you are relying on in determining the proper classification as of December 31, 2008.

The Company has revised the presentation of the redeemable preferred stock as of December 31, 2008 in the June 30, 2009 financial statements to be consistent with the presentation in the December 31, 2008 financial statements.  The conversion has been accounted for prospectively rather than retrospectively.

December 31, 2008 Financial Statements page F-14
Note 2   Summary of Significant Accounting Policies page F-19
-Impairment of Long-Lived Assets, page F-20

28.
We note your response to prior comment 76. You state that the optical fiber related patents have value from their potential 1icensing rights (emphasis added). Under the guidance of paragraph 360-10-35-21 or the FASB Accounting Standards Codification, it appears that the determination that you would no longer use the optical fiber patents in your operations would represent an indicator of impairment. Please provide us with the details surrounding your impairment for these assets. To the extent that you have estimated future cash flows from the licensing of these technologies, explain to us how you estimated these future cash flows. As applicable, please also revise your discussion of critical accounting estimates in MD&A to discuss the significant judgments relating to this impairment evaluation.

As of June 30, 2009, the Company valued its intellectual property at $978,527 as disclosed in the Registration Statement.  Approximately half of such value relates to the Company’s solar activities, with the remainder relating to our fiber related intellectual property, including patents, know-how, and rights to license fees therefrom, as disclosed in the risk factor entitled “Changes in estimates related to our evaluation of property, plant, equipment, goodwill, and particularly our intellectual property, for impairment could adversely affect our reported results of operations.”

While the Company is presently engaged in using its technology know-how to commercialize its intellectual property to manufacture high purity silicon for use in the production of silicon wafers and solar cells, it nevertheless seeks to maximize the value of its optical fiber patents, which were purchased from FiberCore under the Asset Purchase Agreement. See Exhibit 10.2 to the Registration Statement.

In addition to the patents and as part of the Asset Purchase Agreement, the Company purchased FiberCore’s rights under its license agreement with FiberCore Jena AG (“FCJ”), which was FiberCore’s wholly owned subsidiary at the time the license agreement was executed. The license agreement, originally signed in May 2003, granted non-exclusive use of the optical fiber patents as well as technology information, which includes know-how, to FCJ. J-Fiber claims that in May 2004, J-Fiber acquired the assets of FCJ.  Under the license agreement, if there is a change in control of FCJ, such that the licensor no longer controls 50.1% because the licensee is transferred to a creditor, competitor, or licensee’s management as described in the terms of the license agreement, the licensor, now the Company, would be entitled to a €2 million payment plus royalty payments of 10%.  The Company believes that the conditions necessary to trigger the payment have been met and that such amount is payable by J-Fiber to the Company.  The Company further estimates that the royalty payments alone would approximate $2 million per year, accruing to approximately $10 million to date. The Company also believes that royalties continue to accrue.

In accordance with the value the Company sees in the foregoing rights, in January 2009, the Company filed a complaint against J-Fiber asserting breach of the license agreement asserting such rights, among other claims.   In addition, in early 2006, the Company filed a complaint asserting its ownership of the patents. See “Litigation.”

As of December 2008, the estimated average life of the patents is 13 years, with the shortest patent life being 10 years. We estimate we will receive royalty income in the range of approximately $2 million to $20 million over the next 10 years through third party license agreements for use of the patented technology.

Furthermore, The Company has reason to believe that there is third-party interest in purchasing licenses to use the fiber-optic patents. Until the patent ownership issue is resolved, the Company will not commit to license the technology. However, if and when the issue is resolved in favor of the Company, the Company plans to actively pursue licensing arrangements in a manner similar to the way FiberCore licensed such technology. Under that model, the Company would license the technology to a joint venture or operating company in exchange for an ownership interest, royalty payments, and system training and installation payments.

As mentioned in the “Litigation” section of the Registration Statement, under the Asset Purchase Agreement, the Company retains a $7.5 million secured loan position, secured by the FiberCore’s intellectual property, which includes the fiber optic patents.  See the response to Comment 12.

The disclosures in the MD&A have been revised to include some of the significant judgments involved relating to the impairment evaluation.

Item 16, Exhibits and Financial Statement Schedules, page II-4

29.	We note your response to prior comment 87. However, we note several schedules are missing from exhibit 10.2. Please file the complete agreement.

The Company has filed the schedules to Exhibit 10.2 and included them in that exhibit.

The Company appreciates the Staff’s prompt attention to the matter.  I can be reached at (646) 328-0782 or at daniel.baron@outsidecounsel.net should you wish to discuss any of the foregoing.

Sincerely,

/s/ Daniel E. Baron
Daniel E. Baron, Esq.

Comment #3 – Supporting Materials

North America United States
Industrials Alternative Energy

Deutsche Bank

21 January 2009

Solar Photovoltaic Industry

Looking through the storm

Steve O'Rourke
Research Analyst
(1) 212 250-8670
stephen.orourke@db.com

Peter Kim
Research Analyst
(1) 415 617 4246
peter-d.kim@db.com

Hari Polavarapu
Research Analyst
(1) 212 250 2076
hari.chandra@db.com

Fundamental, Industry, Thematic, Thought Leading

Deutsche Bank Company Research's Research Product Committee has deemed this work F.I.T.T. for investors seeking differentiated ideas. In this piece we address the solar photovoltaic (PV) industry, and assess the potential impact of the ensuing shake-out on the solar PV industry and company business models, as well as provide an updated supply/demand forecast. We address price and cost dynamics through 2010, establishing a framework for analysis, and identifying what we believe will be the winning technologies and business models.

Fundamental: 1H09 below expectations; 2H09 may be better; 2010 better

We expect 1H09 fundamentals to be worse than already low expectations, with 2H09 potentially better than expectations should incremental lending return by mid-year; we anticipate a reacceleration of industry growth in 2010. We expect y/y demand growth (MWp installed) of 10% in 2009, well below our mid-08 forecast of 38%, and we are biased negatively; the year will be 2H09 weighted. We see the potential for conditions to return closer to supply/demand equilibrium in 2010.

Industry: the shake-out will be brutal; over-supply is inevitable

Even with much lower supply estimates, we expect acute credit tightness resulting in demand destruction to drive a vexing c-Si module oversupply at least through 1H09; this oversupply dynamic has already begun. We expect the shake-out to be brutal, with a strong balance sheet the potential key to survival. We expect differentiated industry leaders (i.e. via products yielding the lowest LCOEs) with strong balance sheets to fare best, less differentiated companies to struggle, and non-differentiated companies with weak balance sheets to become casualties. We expect significant reductions to 2009 consensus estimates.

Thematic: the spoils go to the strong; CdTe and high efficiency Si will win

We believe industry leaders are gaining market share, will gain market share through the shake-out, and will consolidate market share as industry growth accelerates at the expense of non-differentiated players with weaker balance sheets. Earlier in 2008 success seemed to primarily hinge on access to silicon, now it rests on access to projects and project financing. We believe CdTe will retain its LCOE advantage (albeit with a narrowing gap) as polysilicon costs decline; we believe that only high efficiency c-Si solutions can rival CdTe LCOE.

Thought Leading: business models are critical and are being tested

2009 will show winning and losing business models. Downstream integrated business models for c-Si, and low cost thin film business models are faring much better. High cost module makers (i.e. c-Si) will struggle unless the company's technology enables adequate cost to be extracted downstream, and the business model enables it to capitalize downstream. We view First Solar and SunPower as industry leaders with sustainable, technology based competitive advantages. We believe First Solar can retain industry leading margins through and after the shake-out, and SunPower has the most mature business model, addressing the industry's broadest markets and geographies, with a healthy long-term model. We expect these companies to benefit disproportionately as the industry recovers.

FITT Research

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Deutsche Bank Securities Inc.

All prices are those current at the end of the previous trading session unless otherwise indicated. Prices are sourced from local exchanges via Reuters, Bloomberg and other vendors. Data is sourced from Deutsche Bank and subject companies. Deutsche Bank does and seeks to do business with companies covered in its research reports. Thus, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Independent, third-party research (IR) on certain companies covered by DBSI's research is available to customers of DBSI in the United States at no cost. Customers can access IR at http://gm.db.com/IndependentResearch or by calling 1-877-208-6300. DISCLOSURES AND ANALYST CERTIFICATIONS ARE LOCATED IN APPENDIX 1.

Registration Statement page 2.

21 January 2009 Alternative Energy Solar Photovoltaic Industry Deutsche Bank

Revisiting our forecasting methodology

Reviewing supply inputs and methodology: the primary considerations in determining and refining our supply forecast over the next couple years are (1) crystalline silicon module production (driven by (i) polysilicon availability, (ii) silicon usage efficiency, (iii) conversion efficiency, and (iv) manufacturing yield), tempered by company decisions/needs to reduce output from prior plans, (2) thin film module production, tempered by planned production reductions due to near-term demand and slower/scrapped ramp plans, and (3) the duration of present credit constraints, and the dearth of tax equity investors.

Polysilicon capacity and production expectations: we have tempered our already conservative outlook for polysilicon capacity expansions and production in 2009 and 2010. We are less concerned with this dynamic with respect to forecasting solar PV module supply since we believe module supply will be end demand driven in 2009 rather than polysilicon supply driven as it was in 2007 and largely in 2008.

- **Polysilicon supply:** Figure 10 details our updated polysilicon capacity and production estimates through 2010. The primary capacity and production reductions from our prior (May-08) forecast reside with Chinese and Rest of World manufacturers, although we have modeled modest reductions by some incumbents. Due to capital constraints we are aware of capacity expansion delays among would be Chinese manufacturers, and anticipate that the percentage of capacity and production deriving from Chinese and other than incumbents will be less in 2010 than previously forecast. We believe this conservatism in capacity and production estimates from new suppliers is appropriate.
- **Polysilicon producers – the overwhelming majority of capacity and production comes from the "incumbents:"** we have identified ten "low risk" producers (i.e. Hemlock, Wacker, REC, MEMC Electronics, Tokuyama, Mitsubishi, Sumitomo, M-Setek, DC Chemical and Sharp) that we estimate will account for ~89% of capacity in 2008 and ~84% of capacity in 2010 (previously we had forecast ~77% in 2010). While we are still tracking upwards of 95 present and would-be silicon producers; our expectation is that the majority of these would-be producers will likely never make it to meaningful volume production. We were purposefully conservative in estimating capacity and production from new silicon producers in our prior forecast, and are more so now. We believe our polysilicon capacity and production forecasts are adequately conservative over the near term, even considering the present environment.

We are forecasting production growth for solar PV polysilicon of 63% in 2009 and 52% in 2010 versus our prior forecast of 71% and 60% in 2009 and 2010 respectively.

- **Capacity and production growth:** we are now forecasting total polysilicon capacity growth of 45% in 2009 and 35% in 2010 versus our prior forecast of 53% and 40% in 2009 and 2010 respectively. We are forecasting production growth for solar PV polysilicon of 63% in 2009 and 52% in 2010 versus our prior forecast of 71% and 60% in 2009 and 2010 respectively.
- **Where is the greatest variance error in polysilicon production?** We believe the greatest potential variance error in our polysilicon forecast is with incumbent manufacturers' 2009 production. Should incremental lending not return by mid-09, it is quite possible that incumbent manufacturers could further throttle back utilization, producing less silicon in 2009. Additionally, we would highlight a potential supply impact that upgraded metallurgical grade (UMG) silicon could begin to have in 2009; we have become more sanguine on prospects for UMG-Si based modules, and believe that 2009 will be a defining year for product acceptability. Should UMG-Si modules carve out an industry toehold in 2009, we believe polysilion supply for solar PV use could increase by thousands of metric tons above our present forecast. However, should demand dictate, we believe potential production cutbacks from electronics grade silicon producers could compensate. We are less concerned with these eventualities with respect to forecasting solar PV module supply since we believe module supply will be end demand driven in 2009 rather than polysilicon supply driven as it was in 2007 and largely in 2008. And, should these eventualities begin to evolve in a more pronounced fashion we will update our polysilicon supply forecast and implications on polysilicon producers.

Page 28 Deutsche Bank Securities Inc.

Registration Statement Risk Factor section page 11 and Competition section page 30.

sion efficiency for installations without space constraints, such as rural systems. A limiting factor to the growth rate of thin-film-PV technology is the time it takes to reach high-volume production and obtain product certification before utilities integrate the technology into their power mix, Gartner reports.

Hines also notes that the feed-in tariff cap in Spain has caused inventory to build up, also affecting price; the industry is addressing the problem, which doesn't appear to be long-term. On the other hand, market researchers at iSuppli Corp expect prices for polysilicon to create PV cells to drop in 2009 and the following years because of imbalances in the solar-supply chain (**Reference 1**).

RACE FOR EFFICIENCY

Wafer-based crystalline silicon, which comprises monocrystalline and polycrystalline, has historically dominated the PV market and holds a 90% market share. The remaining 10% of the PV market currently comprises thin-film-solar technology, including cadmium telluride, amorphous silicon, and copper indium gallium diselenide.

Cadmium telluride is currently leading in thin-film-PV applications because it is the only thin-film-PV technology in volume production. First Solar leads the way with its 0.5-GW manufacturing capability. The peak efficiency for cadmium telluride is 16.5%, with an average efficiency of 11%. There are also concerns about the recycling of toxic cadmium.

Silicon-based thin-film PV includes two fundamentally different cell structures, according to Gartner's Hines. One employs amorphous silicon, which has relatively low efficiencies of 6 to 7% and is the material most companies are starting with to ramp up production. The other silicon-based thin-film-PV technology is tandem junction, which combines amorphous silicon and a microcrystalline-silicon layer. Applied Materials and Oerlikon are the major vendors in this segment. Tandem junction is in the early stages of qualification but is not yet in high-volume production. Currently, its low efficiency rates restrict its use to installations with low land cost, limiting residential use, but make it a strong contender for solar farms. "When customers of Applied and Oerlikon are able to move that technology into production and begin manufacturing panels based on tandem junction, they expect to get efficiencies around 10%, which should be competitive with cadmium telluride," Hines says.

"INCENTIVES ARE THE ONLY FACTORS THAT DRIVE DEMAND IN SOLAR UNLESS IT IS OFF-GRID."
Paula Mints, principal analyst for Navigant Consulting

Copper-indium-gallium-diselenide-PV technology is a bit of a wild card, he points out, because it has demonstrated efficiencies as high as almost 20%, according to a study at the National Renewable Energy Laboratory. But lab tests differ from real-world tests. "The challenge with [the material] will be [determining whether it can] really deliver that level of efficiency in a production-worthy process on panels that are robust enough to survive a 25-year expected lifetime in the field," says Hines.

"It's going to be a race between the silicon-based and cadmium-telluride-based thin-film technologies to see which will get the lowest cost per watt. Clearly, First Solar has an advantage and a pretty substantial head start [with its] cadmium-telluride approach," he says.

Still, industry participants widely agree that there is room in the market for both thin-film- and crystalline-silicon-PV technologies to coexist and serve different market segments. "Crystalline silicon [can] deliver higher power densities, which is an advantage in installations where you're trying to maximize the power output from a given amount of area, [such as] a residential rooftop or even on some commercials rooftops," says Hines. "It really depends on how you are trying to maximize power output or minimize cost. For that reason, crystalline silicon will not go away. There is a lot of work being done to reduce cost on the crystalline side through using less silicon material and thinner wafers."

With thin-film technology, it's a somewhat different story, he asserts. "There's a lot of innovation going on, and it is really too early to pick the winners. First Solar has a very strong first-mover advantage with its technology, so it is really up to the new guys to deliver a compelling advantage that will enable them to take share away." Hines warns that a silicon-panel producer that can drive lower costs through better economies of scale or a copper-indium-gallium-diselenide design with significantly higher efficiency would disrupt the market.

SOLAR-GROWTH DRIVERS

From a technology point of view, the PV industry is moving along at a fast clip, but the size of the industry is actually a growth inhibitor. The fact that PV technology represents such a small part of global energy demand causes most utilities to look at it as an experimental program. Gartner estimates that total global-PV sales will reach almost 4 GW this year.

Cathy Boone, senior director of global marketing and government relations in Applied Materials' solar-business group, notes that, even though solar technology has been around for a while, manufacturers have never been able to produce it on a scale that would allow it to solve the world's energy problem. "Right now, solar produces 0.01% of all of the world's energy," she says. "The international energy agencies say that, every year, we'll need to add about 120 to 130 GW of new generating capacity, with a gigawatt being enough power for San Francisco. So, add about 120 San Franciscos' worth a year."

According to Navigant's Mints, incentives are the only factors that drive

DECEMBER 15, 2008 | EDN 39

lic companies has collapsed, and that [situation has] been reflected on the private side, as well," he notes. However, the economic slowdown has not stopped the amount of work going on in the PV industry and the number of new companies still trying to raise money. "A lot of these private companies have funding for ... six, nine, [or] 12 months to two years, and, therefore, they just keep doing what they are doing because the market ultimately is there to make electricity at a cost competitive with fossil fuels," Harrus points out.

Paula Mints, principal analyst for Navigant Consulting's PV-services program and associate director of Navigant's energy practice, agrees that solar will continue to maintain the excitement it has garnered as of late. However, she says, the market is first going to soften, for the obvious reason: the economy. "People are drawing back on larger projects because credit is tight," she says.

Equal to that pressure, Mints says, is the cap Spain recently put on its feed-in tariff, a popular program in Europe. Given that Europe contains more than 70% of the global solar market, this blow was significant. "Spain has been growing enormously, a lot of product was shipped into Spain, and now it has nowhere to go," she notes.

As such, Mints is revising her solar-photovoltaics forecast downward for the next two years but still expects 25% growth for 2009, down from almost 60% growth in 2008, based on solar shipments of 5 GW to the first point of sale in 2008—not a bad growth rate compared with the semiconductor-industry figures.

Echoing Mints and Harrus, Jim Hines, research director for semiconductor and solar at Gartner, agrees that the outlook for the solar industry remains strong relative to other sectors of the economy. "This is an area where we expect to continue to see some pretty good growth rates," he says, a sentiment that October's Solar Power conference in San Diego reflected. "Talking to people on the show floor, there was a lot of optimism, and [the] outlook is strong for 2008 and 2009," he notes. Most module suppliers, especially the thin-film, PV suppliers, report strong demand.

Gartner expects crystalline-silicon-based PVs to remain the core of the market, reaching 13 GW sold by 2012, thanks to both the large installed base of manufacturers and the fact that the technology has a higher efficiency rate than its thin-film counterpart. It attracts users, such as residential installations and urban solar farms, with limited-footprint applications and a need for maximum electricity output.

Meanwhile, thin-film-PV technology imparts a strong opportunity with the potential to sell more than 4.5 GW by 2012, given its low-cost potential in overcoming the lower energy-conver-

AT A GLANCE

- Analysts expect a need for 2000-GW (gigawatt)-scale power plants by 2030.
- Wafer-based crystalline silicon has historically dominated the PV (photovoltaic) market and holds a 90% share.
- Most utilities see PV technology as experimental.
- Crystalline-silicon-based PVs attract users, such as residences and urban solar farms, with limited-space footprints and a need for maximum electricity output.

REACHING GRID PARITY

Perhaps the burning question in regard to solar power is when this form of energy will reach grid parity—with a cost equal to that of conventional, fossil-fuel-based electricity.

Alain S Harrus (photo), a partner at Crosslink Capital, points out that there is not one answer that applies to the entire world. In California at 3 pm, a residential customer in a certain pricing "tier" is below grid parity—45 cents or more, whereas solar is at about 20 cents, he says. Comparatively, in the Pacific Northwest, where hydroelectric power generation is about 5 cents per kilowatt hour, solar doesn't make as much sense.

It is currently about three times more expensive to generate electricity with PV (photovoltaic) technology than with fossil fuels. But strong efforts to reduce costs in crystalline PV and thin-film PV could allow grid parity to occur between 2012 and 2015.

However, the grid-parity argument is invalid to some experts, including Andrew Skumanich, PhD, founder of SolarVision Consulting. Grid parity is an artificial notion, he warns.

"You're comparing solar panels to your wall plug for the toaster, and the problem is that, when you buy solar panels, you are buying hardware that is going to generate electricity," he says. "But you have to write a check for $20,000 or $30,000 for a typical house. ... Even if you lower the cost to ... maybe $15,000, you're still paying only 10 or 15 cents a kilowatt hour out of the plug."

Skumanich cautions against rationalizing that, over the life of the house, you're paying 10 cents per kilowatt hour, which is the same as the grid: "You can't lose sight of the fact that you said, 'over the life of the house.' That's pretty major. When you are writing the checks for the month, do you want to write a check for $15,000 for something that is not going to pay back for 10 or 15 years?"

38 EDN | DECEMBER 15, 2008

USA – the world's biggest PV market in 2011

Mark Bachman

Mark Bachman is a senior research analyst at Pacific Crest. Before joining the Portland, Oregon-headquartered investment bank in 2003, he worked for Thomas Weisel Partners and technology companies Intel and Wind River Systems.

US photovoltaic market installations lagged that of Germany and most notably, Spain in 2008. While the United States has received government subsidies, financial support in overseas markets has been meaningfully more attractive, which has resulted in significantly higher internal rates of return (IRRs). That said, we expect this trend to reverse course and forecast explosive growth for the US starting in 2010. We believe the US market will see approximately 2,000 MW of installations in 2010, rivaling the German market, and then accelerate to become the largest consumer of PV systems with approximately 3,000 MW in 2011. The utility-scale market is the primary driver of our forecast and is being fueled by two distinct areas of legislation: 1) the extension and enhancement of renewable subsidies, and 2) proposed state and federal Renewable Portfolio Standards (RPS).

In late 2008, the industry experienced a bittersweet victory with the extension of the federal investment tax credit (ITC), which is the main form of government assistance for renewable energy installations in the US. We had expected this event to materially catalyze solar stocks, but the passage was largely overshadowed by financial market turmoil and bank bailouts. Still, the legislation delivered two key components: 1) an 8-year extension of the 30-percent ITC and 2) the inclusion of utilities, which were previously barred from utilizing the ITC. This was a short-lived victory, as the tax-equity markets, which were the primary finance vehicles for large utility-scale systems, quickly evaporated alongside the declining financial markets – the newly granted tax credits were rendered useless, as profits proved non-existent. In early 2009, however, the solar industry was successful in negotiating the transformation of tax credits into grants for the next 2 years. Therefore, investors now have the ability to receive a check, rather than tax credit, which is payable within 60 days of the final system inspection. When combined, these changes will likely reenergize traditional renewable investors and simultaneously open new investment pools for utility-scale PV projects.

With these changes, we believe that utilities will become key investment mechanisms. For example, the US has the two largest PV projects (First Solar's 550 MW AC and 210 MW AC for SunPower) in the world. Both projects are secured through power purchase agreements (PPAs) with Pacific Gas & Electricity Co. (PG&E), although project financing has not been determined. These projects are slated to come on line starting in 2010, with final construction completed by 2013. Other examples include direct investment by utilities: both Southern California Edison and PG&E have proposed 250 MW AC programs to own the generation themselves, and PG&E is seeking PPA arrangements for an additional 250 MW AC of third-party-owned generation. We are also seeing the emergence of several utility-owned PV projects from Sempra Generation (73 MW), Florida Power & Light (35 MW), Tri-State Generation (30 MW), Austin Energy (30 MW), Xcel Energy (17 MW), and Exelon Generation (10 MW). We expect this trend to accelerate through 2009, fulfilling our 2010 and 2011 market-growth estimates.

Page 2 Of Registration Statement

The formation of RPS programs in 28 of 50 states has driven utility-scale PV projects. The programs stipulate that a certain percentage of a state's electricity generation must come from renewable sources by a certain date. We expect PV to play an increasing role in the build-out of renewable energy sources in the US, as the key states of California, Nevada, Arizona, Colorado, New Mexico and Texas are all geographically suitable for PV installation, and all are also driven by state RPS programs. More broadly, legislation for a federally mandated RPS has been proposed. Our analysis shows that either 37 states will gain an RPS requirement or the proposed federal legislation will trump the current state-mandated standard. We expect the federal program to be in place by the end of 2009, which could drive an additional 3 to 6 GW of PV installations by 2012 and a total of 30 to 55 GW by 2025. Therefore, while the solar industry has been enabled financially by both federal and state incentives, federal and state mandates are also creating tens of gigawatts of incremental PV demand.

Few companies in the sector have the ability to compete for these projects, but three stand out: First Solar, SunPower and Suntech. First Solar is likely to be the dominant provider because it offers the lowest cost-per-watt solution ($ per W) and the lowest levelized cost of electricity ($ per kWh). SunPower, albeit offering a higher-priced solution, delivers highly efficient modules and tracking systems that may be advantageous in certain situations. Suntech is a newcomer to the utility market – it recently formed its installation capabilities through an acquisition – but it could garner a fair share with its disruptive low-cost modules. ●

Text Mark Bachman

Photon International May 2009

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